

May 18, 2011

Via U.S. Mail

Mr. J. Jeffrey Zimmerman, Esq.
General Counsel
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

> **Re: Hertz Global Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed on May 9, 2011**
> **File No. 333-174042**
> **Filings Pursuant to Rule 425 on September 24 and 29, 2010**

Dear Mr. Zimmerman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Background of the Offer, page 26

1.   Hertz discloses that in February 2011, it retained legal and financial advisors. Hertz does not disclose the activities undertaken by those parties on its behalf, however, between February 2011 and the filing of the registration statement. With a view toward revised disclosure, please advise us what services were performed for Hertz by these parties prior to the filing of the current registration statement, particularly in light of public remarks

made on April 20, 2011 and attributed to Hertz's CEO, to the effect that Hertz was not currently interested in a transaction with Dollar Thrifty.

2.   Similarly, Hertz discloses on Schedule III that it has engaged in significant transactions in Dollar Thrifty common stock within the last 60 days. With a view toward revised disclosure, please advise us of the nature and intent of these purchases, especially in light of the remarks of Hertz's CEO noted above.

Determination of Validity, page 48

3.   Please explain the reference to Rule 14e-4 appearing in this section.

Financing of the Offer; Source and Amount of Funds, page 59

4.   Please provide the information required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.

Filings Pursuant to Rule 425 on September 24 and 29, 2010

5.   We note the prior disclosure that, if Dollar Thrifty shareholders voted against the 2010 merger agreement, Hertz would take the offer "permanently off the table" and would "End all efforts to acquire Dollar Thrifty." We also note the disclosure that $50 was Hertz's "best and final" offer. Please reconcile these statements with the current offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934, the Securities Act of 1933, and all applicable Exchange Act and Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 474-3700
        Minh Van Ngo, Esq.
        Cravath, Swaine & Moore LLP